SECURITAS

Press Release from Securitas AB

March 13, 2007

Annual General Meeting of Shareholders in Securitas AB

The shareholders of Securitas AB are hereby invited to attend the Annual General Meeting ("AGM") to be held at 5.00 p.m. CET on Tuesday 17 April 2007, in "Vinterträdgården" at the Grand Hotel, Stockholm, entry via "Royal entré", Stallgatan 6. Registration for the AGM begins at 4.00 p.m. CET.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the AGM must:

(i) be recorded in the share register maintained by the Swedish Central Securities Depository ("VPC"), made as of Wednesday 11 April 2007;

and

(ii) notify Securitas AB of their intent to participate in the AGM at the address: Securitas AB, "AGM", P.O. Box 47021, SE-100 74 Stockholm, Sweden, by telephone +46 8 657 74 74, by telefax +46 8 657 74 85 marked "Securitas AGM" or via the company website www.securitas.com/agm2007, by 4.00 p.m. Wednesday 11 April 2007, at the latest. On giving notice of attendance, the shareholder shall state name, personal registration number or equivalent (corporate identity number), address and telephone number. Proxy and representative of a legal person shall submit papers of authorisation prior to the AGM. As confirmation of the notification, Securitas AB will send an entry card, which should be presented at registration for the AGM.

In order to participate in the proceedings of the AGM, owners with nominee-registered shares must request their bank or broker to have their shares temporarily owner-registered with VPC. Such registration must be made as of Wednesday 11 April 2007 and the banker or broker should therefore be notified in due time before said date.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SECURITAS

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to approve the minutes.
6. Determination of compliance with the rules of convocation.
7. The President's report.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the group Auditor's Report.
9. Resolutions regarding
   (a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet as per December 31, 2006;
   (b) appropriation of the company's profit according to the adopted Balance Sheet;
   (c) record date for dividend;
   (d) discharge of the Board of Directors and the President from liability for the financial year 2006.
10. Determination of the number of Board members and deputy members.
11. Determination of fees to the Board members.
12. Election of members of the Board.
13. Election of members of the Nomination Committee.
14. Determination of guidelines for remuneration to management.
15. Closing of the Meeting.

Election of Chairman of the Meeting (paragraph 2 on the agenda)
The Nomination Committee elected by the AGM 2006 has proposed that Melker Schörling, Chairman of the Board, shall be elected Chairman of the AGM 2007.

Proposal for Dividend (paragraphs 9 (b) and (c) on the agenda)
The Board proposes that a dividend of SEK 3.10 per share be declared. As record date for the dividend, the Board proposes 20 April 2007. If the AGM so resolves, the dividend is expected to be distributed by VPC starting 25 April 2007.

Proposals for Election of Board and Resolution regarding Fees (paragraphs 10-12 on the agenda)
At the AGM 2006, Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur) and Annika Andersson (Fourth Swedish National Pension Fund) were elected members of the Nomination Committee in respect of the AGM 2007.

The Nomination Committee will at the AGM 2007, in connection with the election of the Board and resolution regarding fees, present and motivate the below proposals and also present its activities.

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SECURITAS

The Nomination Committee elected by the AGM 2006 has proposed the following:

The number of Board members shall be ten, with no deputy members. The Nomination Committee proposes re-election of the Board members Carl Douglas, Gustaf Douglas, Marie Ehrling, Annika Falkengren, Stuart E. Graham, Berthold Lindqvist, Fredrik Palmstierna, Melker Schörling and Sofia Schörling Högberg and new election of Alf Göransson, for the period up to and including the AGM 2008, with Melker Schörling as Chairman of the Board. Thomas Berglund, who has also resigned as President and CEO, has declined re-election.

Alf Göransson (born in 1957), international economist, acceded as President and CEO of Securitas AB on 5 March 2007. He has previously been President and CEO of NCC AB 2001-2007, CEO of Svedala Industri AB 2000-2001, business field executive in Cardo Rail AB 1998-2000 and President of the construction company Swedish Rail Systems AB in the Scancem group 1993-1998.

Fees to the Board members for the period up to and including the AGM 2008 shall amount to SEK 4,800,000 in total (including fees for committee work) to be distributed between the Board members as follows: the Chairman of the Board shall receive SEK 900,000, the Deputy Chairman shall receive SEK 650,000 and each of the other Board members, except the President, shall receive SEK 400,000. As consideration for the committee work, the Chairman of the Audit Committee shall receive SEK 200,000, the Chairman of the Remuneration Committee shall receive SEK 100,000, the members of the Audit Committee each SEK 100,000 and the members of the Remuneration Committee each SEK 50,000.

Shareholders jointly representing approximately 20 percent of the shares and approximately 44 percent of the votes in the company have announced that they intend to vote in favour of the Nomination Committee's proposals.

The AGM 2004 appointed PricewaterhouseCoopers AB, Stockholm, with authorised public auditor Göran Tidström as representative of the accounting firm, as auditor for a period of four years. The auditor's fees are paid as per agreement.

Proposal for election of members of the Nomination Committee (paragraph 13 on the agenda)

Shareholders jointly representing approximately 20 percent of the shares and approximately 44 percent of the votes in the company propose the AGM to adopt the following resolution: The Nomination Committee shall have four members. Gustaf Douglas, Melker Schörling and Marianne Nilsson (Robur) shall be re-elected in respect of the AGM 2008. Gustaf Douglas shall be elected Chairman of the Nomination Committee. The elected Committee members shall then, at the latest in connection with the third quarterly statement, appoint a fourth member of the Committee, representing one of the major shareholders at the time. If a shareholder, represented by a member of the Nomination Committee, is no longer one of the major shareholders of Securitas, or if a member of the Nomination Committee is no longer employed by such shareholder, or for any other reason leaves the Committee before the AGM 2008, the Committee shall have the right to appoint another representative of the major shareholders to replace such member.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SECURITAS

Proposal for guidelines for remuneration to management (paragraph 14 on the agenda)

The Board proposes that the AGM resolves upon guidelines for remuneration to management principally entailing that salaries and other remuneration to management shall be in accordance with market conditions. Apart from fixed basic salary, the management can also receive variable remuneration, which shall have a predetermined limit and be based on the outcome in relation to financial goals (and in some cases other key figures) within the individual area of responsibility (group or division). The total cost of fixed and variable remuneration shall each year be determined to an amount which includes the company's total costs of remuneration, enabling management employees to allocate part of their total remuneration to other benefits, e.g. pension benefits. Pensions shall be principally fee-based.

At dismissal of a management employee, there may be a right to redundancy payment which in such case shall have a predetermined limit. At management employee's resignation, there shall be no right to redundancy payment.

The Board shall have the right to deviate from the guidelines in individual cases if there are particular grounds for such deviation.

C. AVAILABLE DOCUMENTATION

The accounting material and the Auditor's Report will be available at the company and on the company website www.securitas.com as from 3 April 2007 and will be sent to all shareholders in connection with the AGM. The complete proposals by the Board with respect to paragraphs 9 (b) and (c) and 14 on the agenda will be available at the company as from 3 April 2007 and a copy thereof will be sent to the shareholders who so request. The accounting material and the Auditor's Report, as well as the Board's complete proposals will also be available at the AGM.

Stockholm in March 2007
the Board
SECURITAS AB (publ)

This press release is also available at: www.securitas.com

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

END